

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 5, 2014

Via E-mail
Mr. Paul G. Boynton
Chairman, President, and Chief Executive Officer
Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard
Jacksonville, FL 32207

      Re: Rayonier Advanced Materials Inc.
              Amendment No. 2 to Registration Statement on Form 10
              Filed April 23, 2014
              File No. 001-36285

Dear Mr. Boynton:

      We have reviewed your response letter and the above-referenced filing, and have the following comments.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 17

1. We note your revised disclosure that the summary unaudited pro forma condensed combined financial data for the year ended December 31, 2013 "has been prepared to reflect the separation, excluding the incurrence of indebtedness of approximately $950 million". It is not clear to us how or why you believe these pro forma disclosures are meaningful or comply with the provisions of Article 11 of Regulation S-X, which require, as you disclose, that unaudited pro forma condensed combined income statement data for the year ended December 31, 2013 be presented assuming the spin-off occurred on January 1, 2013. Please revise the pro forma disclosures to be consistent with your pro forma financial statements.

Risk Factors, page 19
A Chinese anti-dumping investigation has resulted in duties on SpinCo's lower purity commodity viscose products, which could affect sales of the products into China, page 21

2. Please disclose the amount of sales of commodity viscose into China by SpinCo during the year ended December 31, 2013.

<u>SpinCo's failure to maintain satisfactory labor relations could have a material adverse effect on its business, page 23</u>

3. Please update the status of the collective bargaining agreement that expired on April 30, 2014.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 45</u>

<u>Note (d), page 48</u>

4. We note your response to prior comment 5 from our letter dated April 10, 2014. Please clarify here, or under Liabilities for Dispositions and Discontinued Operations, why SpinCo is assuming the environmental liabilities and why these liabilities were not included in SpinCo's historical financial statements. Also, please clarify which, if any, of the facilities were treated as "discontinued operations" or eliminate your references to discontinued operations.

<u>Note (h), page 49</u>

5. Please clarify the offset to adjustment (h). Also, in light of the fact that the CBPC tax credits will not be available to you after the spin-off, it appears to us that you should also provide an adjustment to the pro forma statement of income to exclude the impact of these tax credits from your historical results.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63</u>

<u>Results of Operations, pages 68 and 69</u>

6. We note your response to prior comment 9 from our letter dated April 10, 2014; however, it does not appear to us that you have adequately addressed the reasons for changes in either gross profit margins or operating profit margins during each period presented. We note your operating profit margin decreased 360 basis points from 2012 to 2013 and increased 350 basis points from 2011 to 2012. Please revise your disclosures to quantify and discuss the reasons for changes in operating profit margins during each period presented.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

Via E-mail
David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz